UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of May 2005

Commission File Number: 001-31545

Harmony Gold Mining Company Limited

(Translation of registrant’s name into English)

Suite No. 1

Private Bag X1

Melrose Arch, 2076

South Africa

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐    No ☒

This Report on Form 6-K shall be deemed to be incorporated by reference into Harmony’s Registration Statement on Form F-4 (Registration No. 333-120975), as declared effective on February 28, 2005 by the U.S. Securities and Exchange Commission, and the related prospectus, dated February 25, 2005, filed pursuant to Rule 424(b) under the United States Securities Act of 1933, as amended, and shall be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

[Form of US Announcement Released on May 20, 2005]

Harmony Gold Mining Company Limited

(Incorporated in the Republic of South Africa)

(Registration number 1950/038232/06)

Share code: HMY CUSIP 38059T106/38059R100

(“Harmony”)

May 20, 2005

Harmony’s Offer Terminated; Preliminary Results

The High Court of South Africa ruled today that Harmony’s offer for Gold Fields Limited (“Gold Fields”) lapsed on December 18, 2004 and consequently there is no offer pursuant to which Gold Fields securities could be tendered, accepted and settled.

In accordance with the requirements of the New York Stock Exchange, Inc., Harmony announces that as of 6:00 a.m. (Eastern Daylight Time) on May 20, 2005, a total of 846,887 ordinary shares (including 818,810 ordinary shares represented by American Depositary Shares (“ADSs”)) of Gold Fields had been tendered and not withdrawn in the U.S. and South African offers, including 5,150 Gold Fields ADSs subject to the guaranteed delivery period. Based on data made public by Gold Fields, these tenders represent approximately 0.17% of the Gold Fields ordinary shares outstanding as of May 19, 2005 on an issued and outstanding basis. Therefore, no ADSs tendered (including ADSs subject to the guaranteed delivery period) will be accepted or settled: subject to an appeal by Harmony of the High Court’s ruling, such ADSs will be returned to tendering Gold Fields security holders. Harmony is currently considering whether or not to file an appeal and will make a decision shortly.

The final number of Gold Fields ordinary shares (including ordinary shares represented by ADSs) tendered and not withdrawn in the offers is not known at this time. Harmony expects that its will publish the definitive results of its offers no later than May 23, 2005. Harmony will issue a press release regarding the final results of the offers at this time.

As a result of Harmony’s prior offer and ordinary shares accepted prior to the High Court’s ruling, Harmony holds a total of 56,629,419 Gold Fields shares representing approximately 11.5% of the entire issued share capital of Gold Fields.

ENDS

Issued by (direct line, mobile, email):

Harmony Gold
Ferdi Dippenaar	+27 11 684 0140
Brenton Saunders	+27 11 684 0140
Vusi Magadana	+27 11 684 0140

South Africa – Beachhead Media & Investor Relations
Jennifer Cohen	+27 11 214 2401	+27 82 468 6469	jennifer@bmsa.co.za
Patrick Lawlor	+27 11 214 2410	+27 82 459 6709	patrick@bmsa.co.za

United States – Financial Dynamics Business Communications
Hollis Rafkin-Sax	+1 212 850 5789	+1 917 509 0255	hrafkin-ax@fd-us.com
Torie Pennington	+1 212 850 5629	+1 917 838 1369	tpennington@fd-us.com

United Kingdom – Financial Dynamics Business Communications
Nic Bennett	+44 207 269 7115	+44 7979 536 619	nic.bennett@fd.com
Charles Watenphul	+44 207 269 7216	+44 7866 438 013	charles.watenphul@fd.com

US Information Agent – MacKenzie Partners, Inc
Daniel Burch	+212 929 5500	proxy@mackenziepartners.com
Steve Balet	+800 322 2885

Unless the context otherwise requires, the definitions contained in the offer document or the registration statement sent to Gold Fields shareholders have the same meaning in this announcement.

The directors of Harmony accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Harmony (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

In connection with the proposed acquisition of Gold Fields, Harmony has filed a registration statement (File no: 333-120975) on Form F-4 (which was declared effective by the Securities and Exchange Commission (“SEC”) on February 28, 2005) and filed a final prospectus, dated February 25, 2005, with the SEC pursuant to Rule 424(b)(3) of the Securities Act of 1933, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony American Depositary Shares (“ADSs”)) to be issued in exchange for Gold Fields ordinary shares held by Gold Fields shareholders located in the United States and for Gold Fields ADSs held by Gold Fields shareholders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement, the related exchange offer materials and the final prospectus, the Statement on Schedule TO and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, related exchange offer materials, the final prospectus and the Statement on Schedule TO, as well as other relevant documents filed or to be filed with the SEC, at the SEC’s web site at www.sec.gov. Investors and holders of Gold Fields securities will receive information at an appropriate time on how to obtain transaction-related documents for free from Harmony or its duly designated agent. The final prospectus and other transaction-related documents may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105 Madison Avenue, New York, New York 10016; telephone 1 (212) 929 5500 (call collect) or 1 (800) 322 2885 (toll-free call); e-mail proxy@mackenziepartners.com.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this communication should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Harmony has sent to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 20, 2005

Harmony Gold Mining Company Limited

	By:	/S/ NOMFUNDO QANGULE
	Name:	Nomfundo Qangule
	Title:	Chief Financial Officer